FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2004

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

INNEXUS BIOTECHNOLOGY INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of InNEXUS BIOTECHNOLOGY INC. (the "Company") will be held at the Boardroom, Suite 500 - 999 West Hastings Street, Vancouver, British Columbia on the 1st day of December, 2004 at the hour of 10:00 in the morning, Vancouver time, for the following purposes:

1.

To receive and consider the annual report of the Directors to the shareholders;

2.

To receive and consider the audited financial statements of the Company for the year ended June 30, 2004, and the auditors' report thereon;

3.

To appoint auditors for the ensuing year and to authorize the Directors to fix the auditors' remuneration;

4.

To determine the number of directors of the Company at four (4);

5.

To elect Directors for the ensuing year;

6.

To consider, and if thought fit, pass an ordinary resolution, to approve an amended stock option plan on the terms set forth in the information circular accompanying this Notice (the “Amended Stock Option Plan”) and the granting of incentive stock options, upon such terms and conditions set forth in the Amended Stock Option Plan and at such prices, in such amounts and subject to such additional terms and conditions as may from time to time appear to the Board of Directors to be desirable and in the best interests of the Company, subject in all cases to the approval of the TSX Venture Exchange (the “TSX-V”) and the discretion of the Board of Directors.  Upon approval of the Amended Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance under the Amended Stock Option Plan.  All such options are not transferable and will be subject to all necessary regulatory approvals;

7.

To transact such other business as may properly come before the meeting.

An Information Circular, Form of Proxy, Notes to Proxy and Financial Statements for the fiscal year ended June 30, 2004 and Supplemental Mailing List Return Card also accompany this Notice of Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE.  THE PROXY WILL NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME IS DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY OF 1000 - 625 HOWE STREET, VANCOUVER, BC, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE HOLDING OF THE MEETING.   THE ENCLOSED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY FORM SHOULD BE COMPLETED AND RETURNED.

Dated at Vancouver, British Columbia, this 12TH day of November,  2004.

BY ORDER OF THE BOARD

“Stuart Rogers”

Chief Financial Officer, Secretary and Director

Form 51-102F5

Information Circular

Table of Contents

Item #

Content

1.

Persons Making Solicitation of Proxies

2.

Revocability of Proxy

3.

Exercise of Discretion by Proxies & Proxy Instructions

4.

Interest of Certain Persons or Companies in Matters to be Acted Upon

5.

Voting Securities and Principal Holders Thereof

6.

Votes Necessary to Pass Resolutions at the Annual General Meeting

7.

Appointment of Auditors

8.

Election of Directors

9.

Form 51-102F6 – Statement of Executive Compensation

Item 9.1

Summary Compensation Table

Item 9.2

Long Term Incentive Plan (LTIP) Awards

Item 9.3

Options & Stock Appreciate Rights (SARS) granted during the most recently completed Financial Year.

Item 9.4

Aggregated Options/SARS exercised during the most recently completed Financial Year.

Item 9.5

Option and SAR repricings

Item 9.6

Defined Benefit or Actuarial Plan Disclosure

Item 9.7

Termination of Employement, Changes in Responsibility and Employment Contracts

Item 9.8

Directors Compensation

10.

Indebtedness of Directors and Executive Officers

11.

Interest of Informed Persons in Material Transactions

12.

Management Contracts

13.

Particulars of Matters to be Acted Upon

13(a)

Resolution to Approve Amended Stock Option Plan

13(b)

Resolution authorizing an Amendment to Exercise Prices of previously granted Insider Options.

13(c)

Number of Directors

13(d)

Audit Committee Charter

13(e)

Destruction of Proxies

13(f)

Other Matters.

INNEXUS BIOTECHNOLOGY INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Form 51-102F5

INFORMATION CIRCULAR

(containing information as of October 27th, 2004)

1.

PERSONS MAKING SOLICITATION OF PROXIES

This Information Circular is furnished to the common shareholders ("shareholders") by the Board of Directors of InNEXUS BIOTECHNOLOGY INC. (the "Company") in connection with the solicitation of proxies to be voted at the Annual General Meeting of the shareholders to be held at the hour of 10:00 AM on December 1, 2004 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.  THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY.  To be used at this meeting, the completed Proxy Form should be deposited at the office of Pacific Corporate Trust Company, 1000 - 625 Howe Street, Vancouver, BC, at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by the Board of Directors will be borne by the Company.

2.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the office of Pacific Corporate Trust Company, 1000 - 625 Howe Street, Vancouver, BC 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting); or (b) attending the meeting in person and registering with the scrutineers as a shareholder personally present.

3.

EXERCISE OF DISCRETION BY PROXIES & PROXY INSTRUCTIONS

A shareholder's instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder's votes on any ballot that may be called for.  IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

The enclosed Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

The information in this Information Circular was provided by Management of the Company and the Registrar and Transfer Agent of the Company as of October 27, 2004

4.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said Meeting (other than the election of directors or the appointment of auditors and any interest from the ownership of shares of the Company where the Shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" and as otherwise disclosed herein.

5.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized share structure consisting of 100,000,000 Common Shares common shares (the "Common Shares") without par value, each share carrying the right to one vote.  As of October 27, 2004, 19,672,239 Common Shares were issued as fully paid and non-assessable.  The central securities register of the Company will not be closed, but the Board of Directors has fixed October 27, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Annual General Meeting.  A complete list of the shareholders entitled to vote at the Annual General Meeting will be open to examination by any shareholder for any purpose germane to the Annual General Meeting, during ordinary business hours for a period of 10 days prior to the Annual General Meeting, at the office of Pacific Corporate Trust Company, 1000 - 625 Howe Street, Vancouver, BC.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, as at the date hereof, except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
Gail Thurston, North Vancouver, BC	4,042,072	20.5%

6.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL MEETING

Under the Company's Articles, the quorum for the transaction of business at the meeting consists of two (2) individuals who are members, proxy holders representing members or duly authorized representatives of corporate members personally present.  Under the Company's Articles and the Business Corporations Act (British Columbia), a majority of the votes cast at the meeting (in person or by proxy) is required in order to elect directors and to pass the resolutions referred to in the accompanying Notice of Meeting.

7.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG, Chartered Accountant, Box 10426, 777 Dunsmuir Street, Vancouver, BC, V7Y 1K3, as auditors of the Company to hold office until the next Annual General Meeting of shareholders.  KPMG have been auditors of the Company since June 30, 2003.

8.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four (4) directors and it is intended to determine the number of directors at four (4) and to elect four (4) directors for the ensuing year.

The persons named below are the nominees of management for election as directors.  Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia).  It is the intention of the persons named as proxyholders in the enclosed form of proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name, Province/State, Country of Residence and Position with Company	Present and if not a Current Director elected by Shareholders, Principal Occupation during the last five years	Date of Appointment as Director	Common Shares Beneficially Owned, directly or indirectly, or controlled
Stuart Rogers, Coquitlam, BC, Chief Financial Officer, Secretary and Director*	President, West Oak Capital Group, Inc.	September 7, 2000	826,975(1)
Thomas Wharton, Vancouver, BC, Director*	Independent Businessman and Director of Moving Bytes Inc. since December 1995	December 18, 2000	30,000
Dr. Alton Charles Morgan, Arlington, Washington State, USA, Chief Executive Officer, President & Director	President of InNexus, Inc. from 1997 to present	June 27, 2003	80,000(2)
Gail Thurston, North Vancouver, BC, Director*	Vice President of InNexus, Inc. from 1997 to present.	June 27, 2003	4,042,072

NOTES:

(*)

Denotes member of audit committee

(1)

465,277 of these shares are held in escrow and 80,500 are held in an RRSP account in the name of Stuart Rogers.  The balance are held by West Oak Capital Group, Inc., a company wholly-owned by Stuart Rogers.

(2)

In addition, Dr. Morgan holds 3,917,188 exchangeable preferred shares of a wholly owned U.S. subsidiary of the Company, each of which will entitle the holder to acquire, on conversion, without any additional cost to the holder, one Common Share of the Company;

Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years.  Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the central securities register maintained by the Company's transfer agent.

Except as set out herein no Director or officer of the Company is, or within the ten years prior to the date of this Information Circular has been, a Director or officer of any other issuer that, while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied such issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Dr. Morgan was granted an unconditional discharge of a personal bankruptcy on February 8, 2001.  The bankruptcy arose due to the personal financial circumstances of Dr. Morgan which were unrelated to the current business activities of the Company.

Thomas Wharton voluntarily entered into an informal arrangement to settle his personal indebtedness with certain financial institutions and other creditors and has completed the arrangement.

Gail Thurston was a defendant in legal proceedings taken against a private company controlled by her husband with respect to certain indebtedness of that company which had been personally guaranteed by her. The judgement taken was satisfied.

9.

EXECUTIVE COMPENSATION

Item 1

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at June 30, 2004, the Chief Executive Officer,  the Chief Financial Officer and the other three most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $150,000 (collectively “the Named Executive Officers”), if any, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Securities Under Options/ SARs Granted (#)	Shares or Units subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Stuart Rogers, President & CFO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	60,000 52,500 30,000	50,000 (2) 225,000(4) 182,000 (5)	Nil Nil Nil	Nil Nil Nil	Nil 18,000.00 (3) 18, 000.00 (3)
Alton Charles Morgan President & CEO	2004	Nil	Nil	$80,805.00	50,000	nil	Nil	Nil

(1)

Perquisites and other personal benefits does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of any of the named executive officers.

(2)

Incentive Stock Options exerciseable at a price of $0.41 each.

(3)

Rent & administrative services fees paid to a private company controlled by Mr. Rogers

(4)

Incentive Stock Options exerciseable at $0.25 each.

(5)

Incentive Stock Options exerciseable at $0.23 each.

Item 2

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the Named Executive Officers during the most recently completed financial year.

Item 3

Options and Stock Appreciation Rights (“SAR’S”) Granted During the Most Recently Completed Financial Year

The following table sets out information with respect to all stock options to purchase or acquire securities of the Company or any of its subsidiaries and any SARs granted to Named Executive Officers of the Company during the fiscal year ended June 30, 2004.

Name (a)	Securities Under Options /SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Stuart Rogers	50,000	9.0%	$0.41	Nil	May 27, 2006
Alton Charles Morgan	50,000	9.0%	$0.41	Nil	May 27, 2006

Item 4

Aggregated Option/SARs Exercised During the Most Recently Completed Financial Year

The following table sets forth details of all exercised stock options and SAR’s during the most recently completed financial year ended June 30, 2004 by each of the Named Executive Officers and the financial year end value of unexercised in-the-money options and SAR’s on an aggregated basis.

Aggregated Option/SAR Exercises

During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($)(3) (c)	Unexercised Options/SARs at FY-End (1) (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End(1)(2) ($) Exercisable/ Unexercisable (e)
Stuart Rogers	125,000	$17,860	56,000 (expired)	$0
Stuart Rogers	Nil	Nil	150,000	$8,500
Alton C. Morgan	Nil	Nil	250,000	$19,500
Gail Thurston	Nil	Nil	250,000	$19,500

(1) As at June 30, 2004.

(2) Number of the unexercised options times the net of the closing of the common shares at the end of the financial year end and the exercise price.

(3) Options exercised times the net of the closing price of common shares on the exercise date and the exercise price.

Item 5

Option and SAR Repricings

The Company did not reprice downward any options or SARs held by Named Executive Officers during the most recently completed financial year.

Item 6

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan or other defined benefit or actuarial plan.

Item 7

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have any employment contracts with any Named Executive Officer other than as follows:

Name	Terms and Conditions
Alton Charles Morgan

The Employment Contract was entered into June 27, 2003, setting out the terms and conditions of employment of Dr. Morgan as President and Chief Executive Officer of the Company.  The position is full time, and the base salary of US$60,000 is paid monthly.  Other benefits include incentive stock options as may be granted by the Board of Directors.

The Company and its subsidiaries do not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officer or (c) a change in responsibilities for the Named Executive Officer following a change of control where the amount involved (including all periodic payments or instalments) exceeds $100,000.00.

The above Report is presented by the Board of Directors of the Company.

Item 8 Directors’ Compensation

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.

The Directors have been granted and/or exercised the incentive stock options described above under the heading “Options and Stock Appreciation Rights”.

10.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No debts are owed to the Company nor has the Company guaranteed or supported the indebtedness of any person who is or at any time during the most recently completed fiscal year was a director, executive officer, employee, or proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, except as set out herein.

11.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, no person now is or who has been a director or executive officer of the Company at any time since the beginning of the last financial year, any proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since the commencement of the Company’s last completed financial year, any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" or otherwise disclosed herein or set forth below.

12.

MANAGEMENT CONTRACTS

During the last completed financial year of the Company, the amount of $60,000.00 was paid to West Oak Capital Group, Inc. (the “Management Company”) for financial reporting pursuant to an agreement dated September 26, 2002.  Stuart Rogers, the Director, CFO & Secretary and a director of the Company, is the president of the Management Company.

13.

PARTICULARS OF MATTERS TO BE ACTED ON

(a)

RESOLUTION TO AMEND EXISTING STOCK OPTION PLAN

The TSX-V requires, under its incentive stock option policy, Policy 4.4, that all listed companies must adopt a stock option plan.

The Company currently has a stock option plan (the “Stock Option Plan”) as previously approved by the shareholders at the Annual General Meeting held on December 23, 2003.  Under the Stock Option Plan, it allows for options to purchase a maximum of 1,700,000 common shares.  The Stock Option Plan complies with the requirements of TSX-V Policy 4.4 for Tier 2 issuers.  Options are granted based on the assessment by the Board of Directors of the Company of the optionee’s past and present contribution to the success of the Company.  The exercise price of options shall be determined by the Board of Directors at the time the option is granted, provided that such price may be at a discount to market price but it will not be less than the Discounted Market Price as defined in the TSX-V Policy 1.1.  The options granted under the Stock Option Plan are not transferable and will not exceed a term of five years.  In addition, the options must be exercised within (i) 30 days after the option holder ceases to be a director or an employee of the Company, and (ii) such number of days following the death of the optionee as is specified in each optionee’s option agreement provided that this period shall not exceed one year from the Optionee’s death.

The Company is proposing to amend the existing terms of the Stock Option Plan,to provide for the issuance of stock options to acquire up to 10% of the Company’s issued and outstanding shares as at the date of grant (the “Amended Stock Option Plan”.   A copy of the Amended Stock Option Plan is attached to this Information Circular as Schedule “B”.

The following table sets out details of he currently outstanding options to purchase common shares of the Company:

	Date of Grant	Exercise Price	# of Options	Expiry Date
Directors/Officers	June 30, 2003 March 25, 2004 May 27, 2004	$0.25 $0.35 $0.41	500,000 50,000 150,000	June 30, 2005 March 25, 2006 May 27, 2006
Employees	June 30, 2003 September 3, 2003 March 25, 2004 April 14, 2004	$0.25 $0.25 $0.25 $0.45	490,000 55,000 30,000 100,000	June 30, 2006 September 30, 2005 March 25, 2006 April 14, 2006
Consultants	December 11, 2004	$0.25	270,000	December 11, 2005
Total Outstanding			1,645,000

The Company currently has 19,266,157 common shares issued and outstanding.  Under the Amended Stock Option Plan, the maximum number of options available, upon shareholder approval, will be 1,926,615.  The Company currently has 1,645,000 options outstanding and an additional 55,000 not yet granted.  Therefore, the Amended Stock Option Plan would allow the Company to grant options to purchase an additional 281,615 common shares.

The shareholders of the company will be asked to pass an ordinary resolution, at the Meeting to approve the Amended Stock Option Plan substantially in the form attached as Schedule “B” hereto authorizing the Directors to exercise their discretion from time to time to grant stock options to Directors, officers, employees and/or consultants or to vary existing stock options, all in accordance with the provisions of the Amended Stock Option Plan, without further shareholder approval.  The Amended Stock Option Plan may be further amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Company.  Upon approval of the Amended Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares (less any stock options previously granted under other similar share compensation plans) for issuance under the Amended Stock Option Plan.  All such options are not transferable and will be subject to all necessary regulatory approvals.  Management of the Company recommends to the Shareholders that the foregoing resolution be passed.

(b)

NUMBER OF DIRECTORS

The Shareholders of the Company will be asked to pass an Ordinary Resolution to determine the number of directors of the Company at four (4).  The Management of the Company recommends to the Shareholders that the resolution be passed.

(c)

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Annual General Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A by sending a request to the office of the Company.  Financial information is provided in the Company’s comparative financial statements and MD&A for the financial year ended June 30, 2004.

Certificate for Alberta Shareholders

The foregoing contains no untrue statements of a material facts and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The Company is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange.  The following is required by the Securities Rules (Alberta):

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED as of this 12th  day of November,  2004.

BY ORDER OF THE BOARD

“ALTON C. MORGAN”

Alton C. Morgan

CHIEF EXECUTIVE OFFICER

“STUART ROGERS”

Stuart Rogers

CHIEF FINANCIAL OFFICER

APPENDIX “A”

AUDIT COMMITTEE CHARTER

InNEXUS BIOTECHNOLOGY INC. (the “Company”)

September 30, 2004

(Implemented pursuant to Multilateral Instrument 52-110 (the “Instrument”))

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company.  Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART I

Purpose:

The purpose of the Committee is to manage and maintain the effectiveness of the financial aspects of the governance structure of the Company.

1.1

Definitions

In this Charter,

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

“Affiliate” means a company that is a subsidiary of another company or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Company's external auditor for the audit and review of the Company's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

“Board” means the board of directors of the Company;

“Charter” means this audit committee charter;

“Company” means InNEXUS BIOTECHNOLOGY INC.

"Committee" means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;

“Control Person” means any person that holds or is one of a combination persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company, except where there is evidence showing that the holder of those securities does not materially affect control of the Company;

"executive officer" means an individual who is:

a)

the chair of the Company;

b)

the vice-chair of the Company;

c)

the President of the Company;

d)

the vice-president in charge of a principal business unit, division or function including sales, finance or production;

e)

an officer of the Company or any of its subsidiary entities who performs a policy-making function in respect of the Company; or

f)

any other individual who performs a policy-making function in respect of the Company;

“financially literate” has the meaning set forth in Section 1.3;

"immediate family member" means a person’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person’s immediate family member) who shares the individual's home;

“independent” has the meaning set forth in Section 1.2;

“Instrument” means Multilateral Instrument 52-110;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

“Member” means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"non-audit services" means services other than audit services;

1.2

Meaning of Independence

1.

A Member is independent if the Member has no direct or indirect material relationship with the Company.

2.

For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member's independent judgement.

3.

Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Company:

a)

a Control Person of the Company;

b)

an Affiliate of the Company; and

c)

an employee of the Company.

1.3

Meaning of Financial Literacy -- For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

PART 2

2.1

Audit Committee – The Board has hereby established the Committee for, among other purposes, compliance with the requirements of the Instrument.

2.2

Relationship with External Auditors – The Company will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3

Committee Responsibilities

1.

The Committee shall be responsible for making the following recommendations to the Board:

a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

b)

the compensation of the external auditor.

2.

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.  This responsibility shall include:

a)

reviewing the audit plan with management and the external auditor;

b)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c)

reviewing audit progress, findings, recommendations, responses and follow up actions;

d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

e)

reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from management of all significant variances between comparative reporting periods;

f)

reviewing the evaluation of internal controls by the external auditor, together with management's response;

g)

reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable; and

h)

annual approval of audit mandate.

3.

The Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the issuer's external auditor.

4.

The Committee shall review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5.

The Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

6.

When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.

7.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditor.

8.

The Committee shall, as applicable, establish procedures for:

a)

the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b)

the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9.

As applicable, the Committee shall establish, periodically review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10.

The responsibilities outlined in this Charter are not intended to be exhaustive.  Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4

De Minimis Non-Audit Services

1.

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

a)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the fiscal year in which the services are provided;

b)

the Company or the subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5

Delegation of Pre-Approval Function

1.

The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2.

The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1

Composition

1.

The Committee shall be composed of a minimum of three Members.

2.

Every Member shall be a director of the issuer.

3.

The majority of Members shall be independent.

4.

Every audit committee member shall be financially literate.

PART 4

4.1

Authority

1.

Until the replacement of this Charter, the Committee shall have the authority to:

a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

b)

to set and pay the compensation for any advisors employed by the Committee,

c)

to communicate directly with the internal and external auditors; and

d)

recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1

Disclosure in Information Circular -- If management of the Company solicits proxies from the security holders of the Company for the purpose of electing directors to the Board, the Company shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).

PART 6

6.1

Meetings

1.

The Committee shall meet at such times during each year as it deems appropriate.

2.

Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3.

Minutes shall be kept of all meetings of the Committee.

Schedule “B”

INNEXUS BIOTECHNOLOGY INC.

AMENDED STOCK OPTION PLAN

(Rolling Option Plan)

SECTION 1
GENERAL PROVISIONS

1.1

Interpretation

For purposes of this Plan, the following terms shall have the following meanings:

(a)

“Associate” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;“Board” means the Board of Directors of the Corporation;

(b)

“Business Day” means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of British Columbia;

(c)

“Common Shares” means the Common Shares of the Corporation;

(d)

“Corporation” means InNEXUS BIOTECHNOLOGY INC.;

(e)

“Consultant” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(f)

“Consultant Company” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(g)

“Date of Grant” means the effective date an Option is granted under this Plan;

(h)

 “Disinterested Shareholder Approval” means approval by majority of votes cast by all shareholders at a shareholders meeting of the Corporation, with holders of non-voting and subordinate voting shares of the Corporation being given full voting rights, other than votes cast by the Participant, if an Insider, and any other Insiders to whom Options may be issued or existing Options amended under the Plan or any Associates of the Participant or such Insiders;

(i)

 “Directors” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(j)

“Discounted Market Price” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(k)

 “Eligible Person” means an individual who is an Employee, Director, Management Company Employee or Consultant of the Corporation or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a company, all of the shares of which are held by one or more such individuals;

(l)

 “Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(m)

 “Insider” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(n)

 “Investor Relations Activities” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(o)

 “Management Company Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(p)

“Market Price” has the meaning set forth in section 1.2 of Policy 1.1 of the TSX-V Corporate Finance Manual;

(q)

 “Option” means an option to purchase Common Shares granted to an Optionee pursuant to the terms of the Plan;

(r)

 “Option Agreement” has the meaning set out in section 2.3(d) hereof;

(s)

 “Optionee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(t)

“Participant” means Optionees to whom Options have been granted;

(u)

“Plan” means this InNEXUS BIOTECHNOLOGY INC. Amended Stock Option Plan;

(v)

Policy” means policy 4.4 in the TSX-V Corporate Finance Manual, being the TSX-V policy on incentive stock options;

(w)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(x)

“Subsidiary” means a company the majority of whose voting shares are held by the Corporation at the time of grant;

(y)

“Take-over Bid” means a bona fide third party offer to acquire a majority of the issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange a majority of such Common Shares for the shares of another company pursuant to an amalgamation, merger or similar transaction;

(z)

 “Termination Date” means the date when a Participant ceases to be an Eligible Person for any reason whatsoever other than death;

(aa)

 “Tier 1 Issuer” and “Tier 2 Issuer” have the meanings set forth in the policy 2.1 of the TSX-V Corporate Finance Manual;

(bb)

“TSX-V” means the TSX Venture Exchange (otherwise known as the Canadian Venture Exchange Inc.);

(cc)

“United States” means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States; and

(dd)

“U.S. Person” means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2

Purpose

The purpose of the Plan is to advance the interests of the Corporation by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the proprietary interest of Eligible Persons in the success of the Corporation;

(d)

encouraging Eligible Persons to remain with the Corporation or its Subsidiaries; and

(e)

attracting new employees and officers.

1.3

Administration

(a)

The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

(b)

Subject to the limitations of the Plan, the Board shall have the authority to:

(i)

grant options to purchase Common Shares to Eligible Persons;

(ii)

determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)

interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)

make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

1.4

Shares Reserved

(a)

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the “Reserve”).  The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% (or, if the Corporation is a Tier 1 Issuer and has obtained Disinterested Shareholder Approval, such greater amount as may be so approved up to the maximum unallocated portion of the Reserve) of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

(b)

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.  No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

(c)

If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii)

the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares;

provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares.  If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5

Limits with Respect to Insiders, Consultants and Investor Relations

(a)

The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

(b)

The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement over the preceding one year period.  The maximum number of Common Shares which may be issued to any one Insider and such Insiders’ Associates under the Plan within a one year period shall, unless the Corporation is on the Date of Grant a Tier 1 Issuer and the Option is approved by Disinterested Shareholder Approval, be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such Insider under any other Share Compensation Arrangement over the preceding one year period.

(c)

Any entitlement to acquire Common Shares granted pursuant to any Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

(d)

Notwithstanding any other provision herein, the maximum number of Common Shares which may be reserved in a 12 month period for issuance to any one Consultant or persons employed in Investor Relations Activities shall not exceed 2% of the Corporation’s issued and outstanding common shares at the Date of Grant and, if the Participant is a Consultant which provides services that include Investor Relations Activities, no more than 25% of the Common Shares under that Option shall vest in any three month period.

(e)

The Board shall, from time to time, establish appropriate procedures to monitor the trading in the securities of the Corporation by all Participants performing Investor Relations Activities, including, without limitation, the establishment of a designated brokerage account through which the Participant will be required to conducts all trades in the securities of the Corporation or a requirement for such Participant to file insider trade reports with the Board, and any Option granted to a Participant engaged in Investor Relations Activities shall be granted on and subject to compliance with such procedures.

1.6

Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

1.7

Amendment and Terminating

(a)

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remaining outstanding.

(b)

With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation to change the date or dates as of which an Option becomes exercisable, subject to any required approvals.

(c)

If an Option is amended so as to result in a reduction in the exercise price of the Option and the Participant is an Insider of the Corporation at the time of a proposed amendment, such amendment shall be subject to and conditional upon receipt of Disinterested Shareholder Approval.

1.8

Compliance with Legislation

The Plan, the grant and the exercise of Options hereunder and the Corporation’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading.  Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.9

Vesting Provisions

The Board of Directors may prescribe, at the time of grant of a particular Option, that such Option is subject to such vesting provisions as they may deem appropriate and as are in compliance with Policy and any of the other applicable rules and policies of the TSX-V, which provisions shall be set forth in that Participant’s Option Agreement.

1.10

Hold Periods and Legends

(a)

Any Common Shares issuable upon exercise of an Option shall be subject to such hold period as may be applicable under the Securities Act (British Columbia) and any other applicable securities legislation (“Applicable Securities Legislation”) and, where such hold period is applicable on the date of issuance of such Common Shares, shall, in addition to any legend required under Applicable Securities Legislation (“Statutory Legend”), be endorsed with a legend, as set out in this section 1.10 and such other legend as may be prescribed from time to time by legal counsel for the Corporation.

(b)

Where the Corporation is a Tier 2 Issuer or where the Corporation is a Tier 1 Issuer and an Options is granted at a price based on the Discounted Market Price, any Common Shares issuable upon exercise of the Option shall be subject to a hold period of four months from the Date of Grant, plus any additional hold period under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend and the following additional legend:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date which is the date following the fourth month after the Date of Grant].”

(c)

Where the Corporation is a Tier 1 Issuer and an Option is granted at a price based on the Market Price, any Common Shares issuable upon exercise of the Option shall be subject to the hold period prescribed under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend.

1.11

Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Corporation.  Any Options granted prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

SECTION 2

OPTIONS

2.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon the exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2

Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares covered by such Option at the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

2.3

Exercise of Option

(a)

Options granted must be exercised no later than 5 years, if a Tier 2 Issuer, or 10 years, if a Tier 1 Issuer, after the Date of Grant or such lesser period as the Board may determine upon the grant of the Option or as the regulations made pursuant to the Plan may require.

(b)

Options shall not be assignable or transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative.

(c)

Except as otherwise determined by the Board,

(i)

if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable if the Corporation is a Tier 2 Issuer on the Date of Grant, 90 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to be exercisable by the Participant;

(ii)

notwithstanding subsection 2.3(c)(i), if a Participant who is engaged in Investor Relations Activities and he ceases to be employed for any reason whatsoever other than death, each Option held by such Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable, if the Corporation is a Tier 2 Issuer on the Date of Grant, 30 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date;

(iii)

if a Participant dies, the legal representative of the Participant may, subject to the provisions of Section 2.3(a) hereof, exercise the Participants Options within six months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

(d)

Each Option shall be confirmed by an option agreement (an “Option Agreement”) substantially in the form attached hereto as Schedule “A” together with such amendments and variations as may be approved by the Board at the Date of Grant, executed by the Corporation and by the Participant.

(e)

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(f)

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary-Treasurer of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased.  Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

(g)

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Common Shares to a Participant pursuant to an exercise of an Option shall be subject to:

(i)

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)

the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(iii)

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange in which the Common Shares are then listed.

2.4

U.S. Restrictions

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Corporation, on advice of its legal counsel, may specify from time to time.

SECTION 3

TAKE-OVER BIDS

3.1

Take-over Bids

If a Take-over Bid is made, then, notwithstanding Section 2, but subject to the other provisions of the Plan and subject to any required regulatory approvals, the following shall apply:

(a)

The Board may, in its sole and arbitrary discretion, give its express consent to the exercise of any Options which are outstanding at the time that such Take-over Bid was made regardless of whether such Options have vested in accordance with their terms.

(b)

If the Board has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Corporation shall, immediately after such consent has been given, give a notice in writing (a “Take-over Bid Notice”) to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is five days following the giving of the Take-over Bid Notice, exercise all or any portion of any such unexpired Options then held by the Participant.

(c)

If a Participant wishes to exercise any such Options, such exercise shall be made in accordance with Section 2.3 hereof; provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Common Shares issuable upon such exercise (such Common Shares being referred to in this Section 3.1(c) as the “Specified Shares”) shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

(d)

If, upon the expiry of the applicable Options exercise period specified in Section 3.1(b) above, the Take-over Bid is completed and a Participant did not, prior to the expiration of such exercise period, exercise the entire or any portion of the Option which such Participant could have exercised in accordance with the provisions of this Section 3.1, then, as of and from the expiry of such exercise period, the Participant shall cease to have any further right to exercise such Option, in whole or in part, and each such Option shall be deemed to have expired and shall be null and void.

(e)

If:

(i)

the Take-over Bid is not completed; or

(ii)

all of the Specified Shares tendered by the Participant pursuant to the Take-over Bid are not purchased by the offeror in respect thereof,

the Specified Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Participant to the Corporation and either cancelled or reinstated as authorized but unissued Common Shares, and the terms set forth herein shall again apply to the Option (or remaining portions thereof, as the case may be) pursuant to which the Specified Shares were purchased.

(f)

If any Specified Shares are returned to the Corporation pursuant to Section 3.1(e) above, the Corporation shall refund the applicable purchase price (without interest) to the Participant in respect of such Specified Shares.

(g)

In no event shall the Participant be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid.

SECTION 4

MISCELLANEOUS PROVISIONS

4.1

The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

4.2

Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

4.3

The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Participant.  Accordingly, the Participant acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Plan and his dealings with respect to the Option or the Corporation’s Common Shares.

SCHEDULE “A”

INNEXUS BIOTECHNOLOGY INC.

1400 – 400 Burrard Street,

Vancouver, BC, V6C 3G2

TO:

______________ , 200__

Re: Option Agreement

You have been designated as an Eligible Person under the INNEXUS BIOTECHNOLOGY INC. Stock Option Plan, a copy of which is enclosed with this letter (the “Plan”).  All capitalised terms in this Agreement defined in the Plan shall have the same meaning herein as therein.  Assuming that you become a Participant by signing this letter, thedetails of the Options which have been granted to you under the Plan are as follows:

(a)

Designated Number (the aggregate
number of Common Shares which you may
purchase under the Option):

(b)

Option Price (price per Common Share):

$

(c)

Expiry Date:

___________ , 200__

(d)

Vesting Date and Designated Quantity
(the quantity of the Designated Number of
Common Shares which you may purchase each
year)

Vesting Date

Designated Quantity

Immediately after grant

All

If you accept the Options and agree to participate in the Plan and be bound by and comply with the terms and conditions of the Plan which are hereby specifically incorporated by reference into this Agreement and the terms and conditions set out herein, please sign one copy of this letter and return it to _________________________ by _______________________________ .

By signing and returning this letter to INNEXUS BIOTECHNOLOGY INC., you hereby covenant, represent, warrant and agree that:

(a)

you shall not, directly or indirectly in any manner whatsoever, sell, transfer, assign, mortgage, charge, pledge, grant a security interest in or otherwise dispose of or encumber all or any part of the Options granted to you by this Option Agreement;

(b)

you are an individual which is an Eligible Person with respect to the Corporation or a Subsidiary at the date hereof;

(c)

if you are a company, you have prepared, executed and delivered herewith a TSX-V Form 4F Certification and Undertaking, a copy of which is attached hereto, which is true and correct in every material respect, for further filing by the Corporation with the TSX-V in conjunction with its seeking TSX-V approval to the Option; and

(d)

if you are a U.S. Person, you have prepared, executed and delivered herewith a supplemental Acknowledgment and Agreement for US Optionees substantially in the form provided by the Corporation, which is true and correct in every material respect.

This Option Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

INNEXUS BIOTECHNOLOGY INC.

By:

I have read the INNEXUS BIOTECHNOLOGY INC. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respect to, its terms and conditions:

SIGNED in the presence of:

_________________________________

SIGNATURE:_________________________________

(Signature of Witness)

_________________________________

NAME:______________________________________

_________________________________

____________________________________________

(Address of Witness)

(Date)

SCHEDULE “B”

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASH TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between INNEXUS BIOTECHNOLOGY INC. and myself (the “Stock Option Agreement”) as to                          Common Shares of INNEXUS BIOTECHNOLOGY INC. (collectively, the “Option Shares”).

Enclosed is the full payment specified in the Stock Option Agreement.

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

The number of Option Shares specified above are to be issued in the following registration:

_________________________________

_____________________________________

(Print Optionee’s Name)

(Optionee’s Signature)

_________________________________

_____________________________________

(Date)

(Address)

SCHEDULE “C”

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASHLESS TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between INNEXUS BIOTECHNOLOGY INC. and myself (the “Stock Option Agreement”) as to                          Common Shares of INNEXUS BIOTECHNOLOGY INC. (collectively, the “Option Shares”).

Upon receipt of a cheque from my broker for full payment as specified in the Stock Option Agreement, I request the issuance of shares in my name and instruct the transfer agent to deliver the share certificate to my broker, at the address listed below, representing the common shares as soon as reasonably practical after receipt of the cash consideration:

Name:

_______________________________

Address:

_______________________________

_______________________________

_______________________________

Tel:

_______________________________

Fax:

_______________________________

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

_________________________________

_____________________________________

(Print Optionee’s Name)

(Optionee’s Signature)

_________________________________

_____________________________________

(Date)

(Address)

Proxy

ANNUAL GENERAL MEETING OF THE MEMBERS OF InNEXUS BIOTECHNOLOGY INC. (the “Company”), To be held at Suite 500 – 999 West Hastings Street, Vancouver, BC, V6C 2W2 at 10:00 AM on the Wednesday day of December, 2004

The undersigned member (“Registered Shareholder”) of the Company hereby appoints Stuart Rogers,  a director of the Company, or failing him Thomas Wharton, a director of the Company, or failing him Alton Charles Morgan, a director of the Company, or failing him Gail Thurston, a director of the Company or in the place of the foregoing as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extend and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyhodler to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolution (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular
	For	Againt
1. To determine the number of Directors at four (4)
	For	Withheld
2. To elect as Director Stuart Rogers
3. To elect as Director Thomas Wharton
4. To elect as Director Alton Charles Morgan
5. To elect as Director Gail Thurston
6. To appoint KPMG, Chartered Accountant as Auditors for the Company
	For	Against
7. To receive the Report of the Directors of the Company
8. To authorize the Directors to fix the auditors’ remuneration
9. To receive and approve the Financial Statements of the Company as at June 30, 2004, together with the Auditor’s Report thereon
10. To approve amendments to the Stock Option Plan.
11. To transact such other business as may properly come before the Meeting.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

PRINT NAME:

Date:

Number of Shares Represented By Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.  SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation;  and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by InNEXUS BIOTECHNOLOGY INC..

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but who wishes to vote on the resolutions, may do the following:

a.

Appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

b.

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyhodler names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.  If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for, and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters whicdh may properly come before the Meeting as a the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in person, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of  Pacific Corporate Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or adjournment thereof or may be acted by the Chairman of the Meeting prior to the commencement of the Meeting.  The mailing address is

Pacific Corporate Trust Company

Proxy Department,  1000 - 625 Howe Street

Vancouver, BC,

 V6C 3B8

InNEXUS BIOTECHNOLOGY INC.

(the "Issuer")

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer.  The documents will be accessible under the Issuer's profile at www.sedar.com.  However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A

I wish to receive interim financial statements and MD & A

COMPLETE AND RETURN THIS FORM TO:

Pacific Corporate Trust Company

Proxy Department,  1000 - 625 Howe Street

Vancouver, BC, V6C 3B8

Fax:  :  Trust Company fax Number

NAME:

ADDRESS:

POSTAL CODE:

___________________________

I confirm that I am the BENEFICIAL owner of

 shares of the Issuer.

I confirm that I am the REGISTERED owner of

 shares of the Issuer.

SIGNATURE OF

SHAREHOLDER:

______________________________________ DATE:____________

CUSIP:

SCRIP COMPANY CODE:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   December 13, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director